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                             AIMCO PROPERTIES, L.P.
                    c/o River Oaks Partnership Services, Inc.
                  P.O. Box 2065 S. Hackensack, N.J. 07606-2065
                                 (888) 349-2005

                                October 31, 2002

Dear Limited Partner:

         You should have already received the tender offer documents, including the Offer to Purchase dated September 16, 2002, we recently mailed you offering to acquire your units of limited partnership interest in REAL ESTATE ASSOCIATES LIMITED VI ("REAL VI"). The offer was originally scheduled to expire on October 11, 2002, but was extended to expire on October 31, 2002. WE HAVE EXTENDED THE TENDER OFFER UNTIL MIDNIGHT, NEW YORK TIME, ON NOVEMBER 11, 2002. As of October 29, 2002, 214 units, or 2.53%, had been tendered to us in response to this offer.

         Bond Purchase, LLC ("BPLLC"), a third party not affiliated with your partnership or its general partner, has sent a letter to Mr. Charles Boxenbaum, addressed to the general partner of your partnership, and to certain executive officers of AIMCO Properties, L.P. The letter noted, among other things, BPLLC's belief that the tender offer should disclose the cash balances of the "Local Partnerships" (as we refer to them in our Offer to Purchase). We note that the cash balances of the Local Partnerships are not available for distribution to your partnership without the consent of the general partners of the Local Partnerships. While we control the general partners of seven of the Local Partnerships, we do not have sufficient control to cause the distribution of cash from all the Local Partnerships. The obligations of the general partner of any Local Partnership to distribute cash will be governed by the terms of the partnership agreement of the Local Partnership, and the regulatory requirements and other agreements, including the mortgages, of that Local Partnership.

         BPLLC also recommended that we disclose that the payables of REAL VI might be worth less than face value, and that AIMCO Properties, L.P. and the general partner of your partnership are "chilling" the market for limited partnership units of your partnership by making outside purchasers accept an assignment of limited partnership units, rather than admitting them as new limited partners. We are of the opinion that the disclosure suggested by BPLLC would not be helpful, and is not warranted.

         BPLLC indicated that it had an interest in making an offer to acquire units of REAL VI for $170.00 per unit, if the general partner would agree to admit new limited partners to the partnership, rather than requiring purchasers of limited partnership units to accept an assignment of the economic interest of those units. Since 1998, your partnership has had a policy of not admitting new limited partners. Your general partner is not willing to waive this policy for any purchaser of limited partnership units, including AIMCO Properties, L.P., and we will accept an assignment of your interests in our tender offer, as discussed in the offer to purchase and the related letter of transmittal.

         BPLLC indicated that it would "buy all of the partnership properties for cash to the existing debt" for $750,000, and that the partnership could then be liquidated "at a much higher valuation." As we stated in our Offer to Purchase, your general partner has concluded that (i) at the current time, a sale of the Property owned by the Local Partnerships would not be advantageous given market conditions, the condition of the Property and tax considerations, and (ii) it would be neither feasible nor in the limited partners' best interest to force the liquidation of the partnership. We refer you to our Offer to Purchase for our discussion of these matters.

         BPLLC has written other letters to the general partner with respect to offers for units of other limited partnerships. There can be no assurance that BPLLC has the necessary funds to complete any or all of the offers it has proposed. We also call your attention to the following additional facts.

         Mr. David L. Johnson is a member of BPLLC. In June 2001, a complaint was filed alleging that Mr. Johnson and other entities with which he is affiliated, in concert with BPLLC, were improperly withholding certain funds owed to affiliates of your general partner (which was formerly known as "NAPICO"), who were limited



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partners of certain limited partnerships affiliated with Mr. Johnson and his related entities. On March 22, 2002, a jury for the United States District Court for the Central District of California returned a unanimous verdict against BPLLC, Mr. Johnson and certain affiliated entities, finding:

              o That BPLLC Conspired to Commit Fraud. The jury found that BPLLC and two of its co-defendants agreed "to defraud the NAPICO limited partners."

              o That the BPLLC Entities Breached Fiduciary Duties and Committed Fraud. The jury also unanimously found against two entities controlled by Mr. Johnson (the "Johnson Entities"), each of which serves as the general partner of a limited partnership in which an affiliate of NAPICO is a limited partner.

              o That each of the Johnson Entities Breached Its Fiduciary Duties and Acted with Oppression, Malice or Fraud. The jury also found that the Johnson Entities each:

                  o materially "breach[ed] its fiduciary duty to the NAPICO limited partners" and "acted with oppression, malice or fraud in breaching its fiduciary duty to the NAPICO limited partners;"

                  o "breach[ed] the . . . Limited Partnership Agreement" of the limited partnerships that the Johnson Entities served as general partner;

                  o    breached a related contract;

                  o "commit[ted] fraud as to the NAPICO limited partners" and "acted with oppression, malice or fraud in committing fraud as to the NAPICO limited partners;" and

                  o "agree[d] amongst themselves to defraud the NAPICO limited partners."

              o That Mr. Johnson Breached Fiduciary Duties and Committed Fraud. The jury also unanimously found that Mr. Johnson:

                  o "breach[ed] his fiduciary duty to the NAPICO limited partners" and "acted with oppression, malice or fraud in breaching his fiduciary duty to the NAPICO limited partners;" and

                  o "commit[ted] fraud as to the NAPICO limited partners" and "acted with oppression, malice or fraud in committing fraud."

         As a result of these unanimous findings, the Court ordered BPLLC, Mr. Johnson and the affiliated entities to pay the affiliates of NAPICO approximately $770,000 in compensatory damages and approximately $2,855,000 in punitive damages. In addition, BPLLC was ordered to repay approximately $38,528 to the limited partnerships.

         We have extended the offer period to provide you with an opportunity to tender your shares, or to consider our offer further. Despite Mr. Johnson's letter, there can be no assurance that if BPLLC does make an offer that it will be at a price higher than what we are offering, that it will be for more than 4.9% of the outstanding units, that all tenders will be accepted on a pro rata basis, or that BPLLC has the financial resources to complete the offer.

         Limited partners who have previously tendered their units in response to our offer are free to withdraw their units at any time in accordance with the procedures set out in our Offer to Purchase. But we would like to remind you that our offer provides you with a near-term opportunity to gain liquidity for your investment and to eliminate the cost and record keeping associated with limited partnership tax reporting. If we purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. However, you will not receive a K-1 in respect of your partnership income or loss after the tax year in which your units are purchased. If you retain your units, you will continue to be a limited partner. However, you may not be able to liquidate your investment until the partnership terminates.



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         If you have not already done so, please remember that to accept our offer the enclosed Acknowledgement and Agreement must be received before midnight, New York time, on November 11, 2002.

         If you have any questions or need assistance in completing the enclosed Acknowledgement and Agreement, or if you want additional copies of any of the tender offer documents, please contact our information agent, River Oaks Partnership Services, Inc., toll free, at (888) 349-2005.

                                       AIMCO PROPERTIES, L.P.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.
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          By Mail:                        By Overnight Courier:                        By Hand:

        P.O. Box 2065                       111 Commerce Road                     111 Commerce Road
S. Hackensack, NJ 07606-2065               Carlstadt, NJ 07072                   Carlstadt, NJ 07072
                                       Attn: Reorganization Dept.             Attn: Reorganization Dept.
        By Facsimile:                                                        For information please call:
       (201) 460-2889                                                          TOLL FREE (888) 349-2005
                                                                                          Or
                                                                                    (201) 896-1900
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